William P. O”Neill	555 Eleventh Street, N.W., Suite 1000
(202) 637-2275	Washington, D.C. 20004-1304
william.o’neill@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

February 6, 2015

VIA EDGAR AND HAND DELIVERY

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	K12 Inc.
Form 10-K for the Year Ended June 30, 2014
Filed August 15, 2014
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed October 30, 2014
File No. 001-33883

Dear Mr. Spirgel:

On behalf of our client, K12 Inc. (the “Company,” “we,” “us” or “our”), this letter sets forth the Company’s responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 23, 2015, with respect to the above-referenced annual report on Form 10-K (the “Form 10-K”) and quarterly report on Form 10-Q (the “Form 10-Q”).  The Staff’s comments are set forth below followed by the Company’s response to each comment.

Comment
Form 10-K, Academic Performance, page 16

1.                                      We note your “snapshot of current enrollment data” (“Time Enrolled” table) as of May 31, 2014. Tell us how the number of students enrolled less than one year and those enrolled between one to two years decreased by 10% and 11%, respectively (or 7% in the aggregate for all time periods) between March 5, 2014 and May 31, 2014. In this regard, we refer you to your snapshot of current enrollment data as of March 5, 2014 which you provided in your previous correspondence dated March 28, 2014.

Response

As explained in our response letter dated July 24, 2014 to Comment 2, we generally incur a quarterly in-year decline in total average enrollment starting at the beginning of the school year through the school-year end because we experience more withdrawals than new enrollments overall as the year progresses. When viewing the single point in time data provided in the Time Enrolled tables (i.e. Mar 5 and May 31) you will see a similar pattern of decline in enrollments. The Time Enrolled data reported as of May 31, 2014 reflects the normal pattern of declining enrollments experienced throughout the course of the school year.

Comment
Form 10-K, Revenue Recognition, page 68

2.                                      We note your statement that “Since the end of the school year coincides with the end of our fiscal year, we are generally able to base our annual revenues on actual school funding.” However, we note that it differs from your proposed disclosure per your correspondence dated July 24, 2014 (in response to comment 1 of our letter dated July 17, 2014), which read “Since the end of the school year coincides with the end of our fiscal year, annual revenues are generally based on actual school revenues and actual costs incurred (including costs for our services to the schools plus other costs the schools may incur) in the calculation of school operating losses.” Please explain to us how “actual school funding” and “actual school revenues” can be the same. Also tell us why you did not include your policy statement related to actual costs incurred.

Response

As represented in our letter dated July 24, 2014, the proposed disclosure was included in the Form 10-K (see last sentence beginning on pg. 68 of the Form 10-K). The statement noted in Comment 2 above precedes the disclosure in the Form 10-K, appearing four paragraphs earlier in relation to an explanation of funding and actual costs incurred. Because of the similarity of the statements, in our next filing we will conform both sentences to read as follows, “Since the end of the school year coincides with the end of our fiscal year, annual revenues are generally based on actual school funding and actual costs incurred (including costs for our services to the schools plus other costs the schools may incur) in the calculation of school operating losses.”

Comment
Form 10-K, Comparison of Years Ended June 30, 2014 and 2013, page 74

Comparison of Years Ended June 30, 2014 and 2013, page 76

3.                                      We note that your overall enrollment growth rate was 4.8% between 2013 and 2014, down from a 12.7% growth between 2012 and 2013. Although you disclosed the factors contributing to your enrollment growth during the last two years, you did not explain why the growth rate significantly declined compared to the preceding two years. Please provide more insight into the underlying reasons behind, as well as the significant challenges and risks arising from, this material trend which appeared to be known to you as of the filing of your Form 10-K. Refer to Item 303(A)(3) of Regulation S-K.

Response

Please note that when we filed our Form 10-K for Fiscal Year 2014 on August 15, 2014, we were in the middle of the school enrollment season for the 2014-15 school year.  The last two weeks of August and through September are typically our most intensive period of enrollments, and many families will make their final enrollment decisions even after the first days of school are underway.  Accordingly, we use the first Wednesday of October in a school year ( October 1, 2014 for FY 2015) as the official “count date”  in determining total starting student enrollments in our Public School Programs (Managed and Non-managed), which we generally disclose by the middle of October.

We attribute the overall decline in enrollment growth rate between the 2012-13 school year and the 2013-14 school year principally due to operational issues in processing increased applications to our enrollment centers and not necessarily an indication of a trend. We actually received a 25% increase in enrollment applications between July and September for the 2013-14 school year compared to the prior year but were unable to convert all of them by the October count date, significantly impacting the reported enrollment growth of 4.8%. In other words, the reported growth at that time was not indicative of the actual demand as evidenced by the number of enrollment applications, which in turn would not appear to suggest the beginning of a known trend in declining growth rates, as suggested.

While it became clear by early October 2014 (after our 2014 Form 10-K was filed in mid-August) that our actual enrollments for the 2014-15 school year had declined in our Managed Programs from the prior year, even that decline was attributable in part to a number of non-market events, such as the imposition in Tennessee of an enrollment cap midway through the enrollment season, and a delay in the grant of a charter impacting our attendant service contract and start of enrollments for a school in Colorado. Moreover, for school year 2014-15, we and the school boards put greater emphasis on enrolling and retaining students only if they were truly engaged and ready to learn, further impacting the growth rate. These factors are not necessarily indicative of a material trend in the growth rate in enrollments, despite a decline in the raw percentages.  That said, please note our Risk Factor at page 42 of our 2014 Form 10-K where we also disclose increasing competition from several sources including online or blended offerings by traditional public schools that are recognizing the value of online study and curriculum delivery.  At the same time, we anticipate serving an increasing number of students overall with growth in our non-managed programs and curriculum offerings through our FuelEd products. We will include in future filings factors that have both a positive and negative impact on enrollments and revenues and, when appropriate, discuss known trends we perceive.

Comment
Form 10-Q, Enrollment Data, page 25

Comparison of the Three Months Ended September 30, 2014 and September 30, 2013, page 27

4.                                      Please include a footnote explaining why student enrollments as of the October 1, 2014 count date was less than the average student enrollments on page 26 and why both sets of data are meaningful to understand student enrollment trends.

Response

The following footnote will be added in future filings to the Public School Programs enrollment data table:

(4)         Managed Program enrollments are lower than those reported in our historical average student enrollments for Managed Public Schools (see table below) due to reclassifying certain schools that meet the current definition of a Non-Managed Program.

In the first quarter of fiscal year 2015, we updated the classification of our previously disclosed Managed Public Schools to Public School Programs, and disclosed enrollment data consistent with the updated classification. The second enrollment data table on page 26 was intended to provide a historical perspective of how this information would have been reported had there been no change to the classifications. We believe this disclosure offers transparency and comparability for the investor. We believe it meaningful for an investor to see the former classification information (Managed Public Schools) as compared to the new classification of Public School Programs (Managed and Non-managed Programs) to better understand our updated classification for FY 2015.

Comment
Form 10-Q, Enrollment Data, page 25

Comparison of the Three Months Ended September 30, 2014 and September 30, 2013, page 27

5.                                      With respect to Managed Programs, please expand your disclosure to explain how revenues increased by 4.6% despite a 4.7% decline in student enrollments for the three months ended September 30, 2014 compared to 2013.

Response

Managed programs enrollments declined 4.7% while corresponding revenue increased 4.6% for three months ended September 30, 2014 compared to 2013 due primarily to increases in per pupil achieved state funding in certain states, school mix (distribution of enrollments by school) and other factors. We will add this disclosure in our next filing.

In connection with the Company’s response to each comment the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•                                          the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                                          the Company may not assert the Staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*                                         *                                         *                                         *                                         *

Please feel free to contact me at (202) 637-2275 or Howard D. Polsky, General Counsel and Secretary of K12 Inc., at (703) 483-7158 if you have any questions regarding our responses above.

Very truly yours,

/s/ William P. O’Neill

William P. O’Neill
of Latham & Watkins LLP

cc:                                Robert S. Littlepage, Accounting Branch Chief

Kathryn Jacobson, Senior Staff Accountant

Ivette Leon, Assistant Chief Accountant

James J. Rhyu

Howard D. Polsky